Exhibit 99.4

OBAGI Global HOLDINGS LIMITED

OBAGI GLOBAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. dollars, except share and per share data)

	As of
	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,742	$12,794
Restricted cash	650	650
Accounts and note receivable, net	77,665	63,367
Inventories	27,586	19,339
Prepaid expenses	8,086	7,944
Other current assets	374	335
Total current assets	121,103	104,429

Property and equipment, net	3,777	3,584
Intangible assets, net	73,069	79,574
Goodwill	44,489	44,489
Other assets	1,274	1,497
TOTAL ASSETS	$243,712	$233,573

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable	$18,323	$11,375
Current portion of long-term debt, net	22,603	15,382
Other current liabilities	14,417	12,983
Total current liabilities	55,343	39,740

Long-term debt, net	100,764	103,423
Deferred income tax liabilities	548	548
Other liabilities	619	572
Total liabilities	157,274	144,283

COMMITMENTS AND CONTINGENCIES (Note 15)
SHAREHOLDER’S EQUITY:
Common stock, 25,000,000 shares authorized; $0.50 par value; 8,000,002 shares issued and outstanding as of June 30, 2022 and December 31, 2021	4,000	4,000
Additional paid-in capital	100,113	100,113
Accumulated deficit	(17,713)	(14,798)
Accumulated other comprehensive income (loss)	38	(25)
Total shareholder’s equity	86,438	89,290

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	$243,712	$233,573

See accompanying notes to condensed consolidated financial statements.

OBAGI GLOBAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME (UNAUDITED)

(In thousands of U.S. dollars, except share and per share data)

	Six months ended
	June 30,
	2022	2021
Net revenue	$106,440	$94,204
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	24,701	23,463
Selling, general and administrative	68,418	45,698
Research and development	3,262	2,534
Depreciation and amortization	7,369	6,936
Total operating expenses	103,750	78,631
Operating income	2,690	15,573
Interest expense	5,719	5,041
Loss on extinguishment of debt	-	2,317
Gain on PPP Loan forgiveness (Note 9)	-	(6,824)
Other (income) expense, net	(74)	145
(Loss) income before income taxes	(2,955)	14,894
Income tax (benefit) expense	(40)	1,948
Net (loss) income	(2,915)	12,946
Other comprehensive Income—Foreign currency translation adjustments, net of tax	63	1
Comprehensive (loss) income	$(2,852)	$12,947

Net (loss) income per share of common stock — Basic and diluted	$(0.36)	$1.62
Weighted average shares of common stock outstanding — Basic and diluted (Note 12)	8,000,002	8,000,002

See accompanying notes to condensed consolidated financial statements.

OBAGI GLOBAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(In thousands of U.S. dollars, except share data)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Accumulated	Comprehensive	Shareholder’s
	Shares	Amount	Capital	Deficit	Income (Loss)	Equity
BALANCE—January 1, 2021	8,000,002	$4,000	$100,113	$(12,728)	$5	$91,390
Net income	-	-	-	12,946	-	12,946
Foreign currency translation adjustment	-	-	-	-	1	1
Dividends	-	-	-	(1,998)	-	(1,998)
BALANCE—June 30, 2021	8,000,002	$4,000	$100,113	$(1,780)	$6	$102,339

BALANCE—January 1, 2022	8,000,002	$4,000	$100,113	$(14,798)	$(25)	$89,290
Net loss	-	-	-	(2,915)	-	(2,915)
Foreign currency translation adjustment	-	-	-	-	63	63
BALANCE—June 30, 2022	8,000,002	$4,000	$100,113	$(17,713)	$38	$86,438

See accompanying notes to condensed consolidated financial statements.

OBAGI GLOBAL HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands of U.S. dollars)

	Six months ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,915)	$12,946
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	7,369	6,936
Amortization of debt issuance costs	680	538
Loss on extinguishment of debt	-	2,317
Gain on PPP loan forgiveness	-	(6,824)
Loss on disposal of equipment	-	52
Changes in operating assets and liabilities:
Accounts receivable	(14,298)	(14,276)
Inventories	(8,247)	3,809
Prepaid expenses	(142)	(3,564)
Other current assets and other assets	184	-
Accounts payable	7,134	5,625
Other current liabilities and other liabilities	1,481	2,969
Net cash (used in) provided by operating activities	(8,754)	10,528
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditure on intangible assets	(261)	(363)
Capital expenditure on property and equipment	(920)	(507)
Net cash used in investing activities	(1,181)	(870)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of dividends	-	(750)
Proceeds from term loan	-	110,000
Proceeds from revolving credit facility	6,000	20,000
Repayment of revolving credit facility	-	(44,000)
Repayment of term loan	(1,375)	(71,905)
Payment of debt issuance costs	(742)	(6,383)
Net cash provided by financing activities	3,883	6,962
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(6,052)	16,620
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—Beginning of period	13,444	8,572
CASH, CASH EQUIVALENTS AND RESTRICTED CASH—End of period	7,392	25,192

See accompanying notes to condensed consolidated financial statements.

OBAGI Global HOldings LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

AS OF June 30, 2022 and December 31, 2021 AND FOR THE six months ENDED June 30, 2022 and 2021

(In thousands of U.S. dollars, except share and per share data)

1. DESCRIPTION OF BUSINESS

Obagi Global Holdings Limited (“Obagi Global”) is a holding company incorporated in the Cayman Islands that conducts all operations through its wholly owned subsidiaries (collectively the “Company” or “Obagi”). The Company is a global skincare company that develops, markets, and sells proprietary-topical aesthetic and therapeutic prescription-strength skincare systems and related products primarily in the physician-dispensed market. Obagi provides cosmetic, over-the-counter (“OTC”) and prescription products designed to prevent or improve the most common and visible skin disorders in adult skin, including premature aging, photo damage, hyperpigmentation (irregular or patchy discoloration of the skin), acne, sun damage, facial redness, and soft tissue deficits, such as fine lines and wrinkles. The Company is headquartered in Long Beach, California.

On July 15, 2021, ZhongHua Finance Acquisition Fund I, L.P., the Company’s sole shareholder, transferred its shares to its affiliate, Cedarwalk Skincare Ltd. (“Cedarwalk”), which is now the sole shareholder of the Company. This transfer between affiliates did not result in any change of control.

Business Combination

On November 15, 2021, Waldencast Acquisition Corp. (“Waldencast”) (NASDAQ: WALD), a special purpose acquisition company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Obagi Merger Sub, Inc., indirect wholly owned subsidiaries of Waldencast (“Merger Sub”). On July 27, 2022 the merger was completed and the Merger Sub merged with and into the Company (excluding its operations in the China Region, as defined below), the separate corporate existence of Merger Sub ceased to exist, with the Company surviving as an indirect wholly owned subsidiary of Waldencast. Concurrently with the Merger Agreement, Waldencast entered into an Equity Purchase Agreement with Milk Makeup LLC (“Milk”) (together, the transactions contemplated in the Merger Agreement and Equity Purchase Agreement, the “Business Combination”) and acquired all of the issued and outstanding membership units of Milk. Following the Business Combination, the combined company is organized in an “Up-C” structure, in which the equity interests of the Company and Milk are held by Waldencast LP. Waldencast plc’s interests in the Company and Milk are held through its wholly owned subsidiaries, Holdco 1 and Waldencast LP.

Waldencast acquired the Company at an enterprise value of approximately $858,000 excluding 100% of the business of Obagi Hong Kong Limited and certain related entities and assets (the “Obagi China Business”), consisting of approximately $317,000 in cash, and $246,000 in Class A ordinary shares of the post-combination entity, Waldencast plc (as defined in the Plan of Domestication).

Immediately prior to the closing of the Business Combination, the Company carved out and distributed the Note Receivable (as defined below) and its operations in the People’s Republic of China, inclusive of the Hong Kong Special Administrative Region, the Macau Special Administrative Region, and Taiwan (the “China Region”) to its shareholder, Cedarwalk.

In connection with the distribution, and at the time of the Business Combination, the Company entered into an Intellectual Property License Agreement (the “IP License Agreement”) with the Obagi China Business. Under the IP License Agreement, the Company will exclusively license intellectual property relating to the Obagi brand to the Obagi China Business, and the Company retains the rights to such intellectual property to conduct the Obagi-branded business worldwide except for the China Region. The Obagi China Business will pay the Company a royalty of five and a half percent (5.5%) of gross sales of licensed products and services, less taxes and refunded returns.

In connection with the distribution, and at the time of the Business Combination, the Company entered into a Global Supply Services Agreement (the “Supply Agreement”) with the Obagi China Business, pursuant to which the Company will supply, or cause to be supplied through certain CMOs (as defined in the Supply Agreement), products to the Obagi China Business and its affiliates, for the Obagi China Business’s distribution and sale in the China Region. The term of the Supply Agreement is perpetual, subject to termination for material breach and failure to cure or termination in the event that the IP License Agreement is terminated.

In connection with the distribution, and at the time of the Business Combination, the Company entered into a Transition Services Agreement (the “Transition Services Agreement”) with the Obagi China Business, for the provision of certain transition services to enable the Obagi China Business to conduct Obagi-branded business as a going concern in the China Region. The transition services will be provided for an initial term of up to twelve (12) months, with an option for the Obagi China Business to extend the service period for up to an additional twelve (12) months solely as to certain research and development services. Services will be charged at the reasonable, fully-loaded costs of providing the services, but such services will be provided at no charge for a certain period of time or up to a specified amount of services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation—These condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2021 and 2020, included in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022. The consolidated balance sheet as of December 31, 2021, included herein, was derived from the audited financial statements of Obagi Global Holdings Limited as of that date.

The unaudited interim condensed consolidated financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2022, its results of operations, comprehensive (loss) income, shareholder’s equity, and cash flows for the six months ended June 30, 2022 and 2021. The results of the six months ended June 30, 2022 and 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2022 or for any interim period or for any other future year.

There were no changes to the significant accounting policies or recent accounting pronouncements as described in the Company’s financial statements for the fiscal year ended December 31, 2021, except as noted below.

Emerging Growth Company—Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement declared effective under the Securities Act of 1933, as amended, or do not have a class of securities registered under the Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statement with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentrations of Credit Risk—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains its cash balances in accounts held by major banks and financial institutions located primarily in the United States and considers such risk to be minimal. Such bank deposits from time to time may be exposed to credit risk in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company’s accounts receivable primarily represent amounts due from wholesale distributors and group purchasing organizations located both inside and outside the U.S. The Company mitigates its credit risks by performing ongoing credit evaluations of its customers’ financial conditions, requires customer advance payments in certain circumstances and has historically not had receipt of payment exceed 60 days. The Company generally does not require collateral.

As of June 30, 2022, four customers accounted for 37%, 31%, 12% and 12% of accounts receivable, respectively. As of December 31, 2021, three customers accounted for 35%, 33% and 13% of accounts receivable, respectively.

During the six months ended June 30, 2022 and 2021, three vendors and two vendors, respectively, exceeded 10% of inventory purchases. In the six months ended June 30, 2022, the Company purchased approximately 31%, 13%, and 12% of inventory, from the three vendors. In the six months ended June 30, 2021, the Company purchased approximately 59% and 12% of inventory, respectively, from the two vendors. As of June 30, 2022, two vendors accounted for 19%, and 20%, respectively, of accounts payable. As of December 31, 2021, one vendor accounted for 40% of accounts payable.

Restricted Cash—The Company’s restricted cash represents funds that are not accessible for general purpose cash needs due to contractual limitations. As of June 30, 2022 and December 31, 2021, the Company had restricted cash of $650. The restricted cash balance represents cash in a savings account held by a major bank located in the United States and provides collateral for corporate credit cards obtained by the Company for its employees. The Company is required to hold the restricted cash in the bank’s savings account until August 2022. As of June 30, 2022, the Company’s cash, cash equivalents and restricted cash balance of $7,392 shown on the condensed consolidated statements of cash flows consisted of $650 restricted cash and $6,742 in cash and cash equivalents. As of December 31, 2021, the Company’s cash, cash equivalents and restricted cash balance of $13,444 shown on the condensed consolidated statements of cash flows consisted of $650 restricted cash and $12,794 cash and cash equivalents.

Segments—The Company operates as a single operating and reportable segment. Operating segments are defined as components of an enterprise for which separate discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess the Company’s financial and operational performance. The Company has determined that its Chief Executive Officer is the CODM. To date, the Company’s CODM has made such decisions and assessed performance at the Company-level.

Recently Issued Accounting Standards, Not Yet Adopted—

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) and since that date has issued subsequent amendments to the initial guidance intended to clarify certain aspects of the guidance and to provide certain practical expedients entities can elect upon adoption. ASU 2016-02 amends the guidance for lease accounting to require lease assets and liabilities to be recognized on the balance sheet, along with additional disclosures regarding key leasing arrangements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, and early adoption is permitted. Entities must adopt the standard using a modified retrospective transition and apply the guidance to the earliest comparative period presented, with certain practical expedients that entities may elect to apply. In June 2020, the FASB issued ASU 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842), which defers the effective date for one year for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements reflecting the adoption of Leases. Topic 842 is effective for the Company for the annual period ending December 31, 2022, and interim periods within the annual period ending December 31, 2023, with earlier adoption permitted. The Company will adopt Topic 842 during the annual period ending December 31, 2022 using the modified retrospective method and as a result will not restate prior periods. The Company intends to elect the practical expedients provided in the new ASUs that (i) allow historical lease classification of existing leases, (ii) allow the Company to not reassess whether any expired or existing contracts contain leases, and (iii) allow the Company to not reassess initial direct costs for any existing leases. The Company is currently evaluating its lease agreements and summarizing key contract terms and financial information associated with each lease agreement in order to assess the impact the adoption of ASU 2016-02 will have on its consolidated financial statements. Based on the Company’s current lease portfolio, the Company preliminarily expects Topic 842 to have a material impact on its consolidated balance sheet primarily related to the recognition of operating lease assets and liabilities. The Company does not expect the adoption to have a material impact on the Company’s consolidated statement of operations or on its consolidated statement of cash flows.

In February 2016, the FASB issued ASU No. 2016-13, Financial Statements—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU adds an impairment model known as current expected credit loss that is based on expected losses rather than incurred losses. It recognizes an allowance as its estimate of expected credit losses, which may result in more timely recognition of such losses. In 2019, the FASB issued ASU 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), which defers the effective date for entities in the “all other” category and public not-for-profit entities that have not yet issued their financial statements reflecting the adoption of Credit Losses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years, and early adoption is permitted. This guidance is effective for the Company for the annual period beginning on January 1, 2023, and interim periods within the annual period beginning on January 1, 2023. The Company’s adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company for annual period beginning on January 1, 2022, and interim periods within the annual period beginning on January 1, 2023. The amendments do not create new accounting requirements. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides relief that, if elected, will require less accounting analysis and less accounting recognition for modifications related to reference rate reform. This update provides optional guidance for a limited period of time to ease the potential burden in accounting for reference rate reform on financial reporting. The amendments in the update apply only to contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The amendments in this ASU were effective upon issuance and may be applied through December 31, 2022. The Company is implementing a transition plan to modify its debt with interest rates that are influenced by LIBOR. The Company is continuing to assess ASU 2020-04 and its impact on the Company’s transition away from LIBOR for its debt.

3. REVENUE

The Company disaggregates its revenue from contracts with customers by sales channel, as well as by revenue source and geographic region, based on the location of the end customer, as it believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors. Total revenue based on the disaggregation criteria was as follows (in thousands):

	Six months ended June 30,
	2022	2021
Revenue by Sales Channel
Medical	$85,354	$91,186
Clinical	20,477	2,330
Other	609	688
Total	$106,440	$94,204

Revenue by Geographic Region
North America	$46,615	$46,008
Asia Pacific	50,275	36,041
Rest of the World	7,086	8,926
Net product sales	$103,976	$90,975
Asia Pacific Royalties	2,464	3,229
Total	$106,440	$94,204

For the six months ended June 30, 2022, the countries that accounted for more than 10% of the Company’s total revenue were the United States and Vietnam, with net product sales amounting to $46,365 and $40,864, respectively. For the six months ended June 30, 2021, the countries that accounted for more than 10% of the Company’s total revenue were the United States, Vietnam, and China, with net product sales amounting to $46,008, $22,529, and 9,872 respectively.

For the six months ended June 30, 2022, two customers accounted for 32% and 31%, respectively, of the Company’s total revenue. For the six months ended June 30, 2021, two customers accounted for 40% and 22%, respectively, of the Company’s total revenue.

Services Provided by the Customer

Consideration payable to a customer for distinct goods or services is treated as a purchase for an amount up to the fair value of those distinct goods or services. The Company recognizes consideration payable to its customers as an operating expense for distinct services which include marketing, technology support, program management, and regulatory compliance. When consideration payable for the distinct services exceeds the fair value of services provided by the customer, the Company records those excess amounts as a reduction of the transaction price in the arrangement. These services are provided by certain customers that are distributors. Consideration payable to a customer for non-distinct services, mainly traditional distribution services such as packing and shipping, is recorded as a reduction to the transaction price. In cases where the Company cannot reasonably estimate the fair value of the goods or services received from the customer, it will recognize the consideration payable as a reduction of the transaction price.

The expenses recognized relating to distinct services provided by customers are as follows (in thousands):

	Six months ended June 30,
	2022	2021
Selling, general and administrative	$16,383	$10,481
Research and development	823	704
Total	$17,206	$11,185

4. ACCOUNTS AND NOTE RECEIVABLE, NET

As of June 30, 2022, accounts receivable, net consisted of accounts receivable of $75,227, less allowance for doubtful accounts of $62. As of December 31, 2021, accounts receivable, net consisted of accounts receivable of $60,929, less allowance for doubtful accounts of $62.

During the six months ended June 30, 2022 and 2021, there were no changes to the Company’s allowance for doubtful accounts. The Company did not have any write-offs.

On July 30, 2021, and as amended on December 31, 2021 and April 30, 2022, Obagi Cosmeceuticals LLC, a wholly owned subsidiary of the Company, entered into a non-recourse, uncollateralized short-term promissory note, not in the ordinary course of business, lending a third party $2,500 (the “Note Receivable”). This Note Receivable matures on December 31, 2022 and carries an interest rate of 1.00% from July 30, 2021 to September 29, 2021 and 8.00% from September 30, 2021 through maturity. The outstanding principal and accrued interest are due upon maturity. In connection with the Business Combination described in Note 1, on July 27, 2022 the Note Receivable was carved out and distributed to the Company’s shareholder, Cedarwalk.

5. INVENTORIES

The components of inventories were as follows (in thousands):

	June 30, 2022	December 31, 2021
Work in process	$1,420	$1,619
Finished goods	26,166	17,720
Total	$27,586	$19,339

6. PROPERTY AND EQUIPMENT—NET

Property and equipment, net consisted of the following (in thousands):

	June 30, 2022	December 31, 2021
Computer software and website development costs	$4,576	$4,334
Other property and equipment	647	83
Total property and equipment	5,223	4,417
Less: accumulated depreciation	(1,446)	(833)
Property and equipment, net	$3,777	$3,584

Depreciation expense for property and equipment for the six months ended June 30, 2022 and 2021 was $613 and $268, respectively. Depreciation expense during these periods pertain to property and equipment utilized as part of the Company’s selling, general and administrative activities and therefore has not been allocated to cost of goods sold.

7. INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following as of June 30, 2022 (in thousands):

	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	10	$46,216	$(20,176)	$26,040
Customer lists	10	39,370	(18,373)	20,997
Supply agreement	10	25,570	(11,933)	13,637
Developed technology	10	22,863	(10,759)	12,104
Patents	20	309	(18)	291
Total		$134,328	$(61,259)	$73,069

Intangible assets, net consisted of the following as of December 31, 2021 (in thousands):

	Weighted Average Useful Lives (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	10	$46,004	$(17,842)	$28,162
Customer lists	10	39,370	(16,404)	22,966
Supply agreement	10	25,570	(10,654)	14,916
Developed technology	10	22,863	(9,592)	13,271
Patents	20	270	(11)	259
Total		$134,077	$(54,503)	$79,574

No impairment loss was recognized for the six months ended June 30, 2022 and 2021. Amortization expense for the six months ended June 30, 2022 and 2021 was $6,756 and $6,668, respectively. Expected amortization for each of the years between 2022 through 2026, and thereafter are as follows (in thousands):

Years Ending December 31,
2022 (remaining 6 months)	$6,764
2023	13,531
2024	13,368
2025	13,325
2026	13,325
Thereafter	12,756
$73,069

8. OTHER CURRENT LIABILITIES

The major components of other current liabilities consisted of the following (in thousands):

	As of
	June 30, 2022	December 31, 2021
Accrued salaries and related expenses	$6,623	$6,741
Accrued marketing expenses	4,031	2,963
Accrued distribution fees	2,930	1,926
Other	833	1,353
Total	$14,417	$12,983

9. DEBT

Current and long-term obligations consisted of the following (in thousands):

	Maturity Date	June 30, 2022	December 31, 2021
2021 Term Loan	March 2026	$107,800	$109,175
2021 Revolving Credit Facility	March 2026	21,000	15,000
Unamortized debt issuance costs		(5,433)	(5,370)
Net carrying amount		123,367	118,805
Less: Current portion of long-term debt		(22,603)	(15,382)
Total long-term portion		$100,764	$103,423

2021 Credit Agreement

On March 16, 2021, and as amended on June 10, 2022, the Company replaced the 2018 Credit Agreement (described below) for a new financing agreement with a syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders (the “2021 Credit Agreement”). The 2021 Credit Agreement included a term loan of $110,000 (the “2021 Term Loan”) and a revolving credit facility with borrowing capacity of up to $40,000 (“2021 Revolving Credit Facility”). Both the 2021 Term Loan and the 2021 Revolving Credit Facility mature on March 16, 2026. The 2021 Term Loan and 2021 Revolving Credit Facility bear interest at the LIBOR plus an applicable margin, as determined by the Company’s leverage ratios, and are subject to LIBOR succession provisions. If LIBOR becomes unavailable, the parties will establish an alternate index rate that gives due consideration to the then prevailing market convention for determining a rate of interest for leveraged syndicated loans in the United States. In connection with the issuance of the 2021 Credit Agreement, the Company incurred $6,383 of debt issuance costs. The 2021 Credit Agreement is secured by the assets of the Company.

As of June 30, 2022, the Company had unpaid principal of $107,800 and unamortized debt issuance costs of $3,984 on the 2021 Term Loan. The interest rate on the term loan was 8.50% and the accrued interest was $0 as of June 30, 2022. The current portion of the 2021 Term Loan and 2021 Revolving Credit Facility is $4,125 and $21,000, respectively. The current portion of the unamortized debt issuance costs on the 2021 Term Loan and 2021 Revolving Credit Facility is $1,073 and $1,449, respectively. The outstanding balance under the 2021 Credit Agreement was settled upon the completion of the Business Combination, which occurred on July 27, 2022.

2018 Credit Agreement

On December 13, 2018, and as amended on December 23, 2019 and November 9, 2020, the Company entered into a credit agreement (the “2018 Credit Agreement”) with a syndicate of banks, including Wells Fargo Bank, National Association as administrative agent for the banks (the “Syndicate of Banks”). The 2018 Credit Agreement included a term loan of $90,000 (the “2018 Term Loan”) and a revolving credit facility with borrowing capacity of up to $35,000 (“2018 Revolving Credit Facility”). Both the 2018 Term Loan and the 2018 Revolving Credit Facility were due to mature on December 13, 2023. In connection with the issuance of the 2018 Credit Agreement, the Company incurred $2,914 of debt issuance costs. The 2018 Credit Agreement was secured by the assets of the Company. Both the Term Loan and the Revolving Credit Facility carried an interest rate of LIBOR plus applicable margin, as determined by the Company’s leverage ratios, and were subject to LIBOR succession provisions. On December 23, 2019 the 2018 Credit Agreement was amended to revise the definition of consolidated earnings before interest, taxes, depreciation, and amortization (“Consolidated EBITDA”) to allow for certain additional adjustments, in relation to the debt covenants.

The Company recorded a loss on extinguishment of the 2018 Credit Agreement of $2,317 to loss on extinguishment of debt in the accompanying condensed consolidated statement of operations and comprehensive (loss) income during the six months ended June 30, 2021, which consisted of expensing unamortized debt issuance costs.

PPP Loan

On May 11, 2020, the Company received loan proceeds in the amount of $6,750 under the Paycheck Protection Program (“PPP”) from MUFG Union Bank (the “PPP Loan”). The PPP, established as part of the Coronavirus aid, Relief and Economic Security Act (“CARES Act”), provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The PPP Loan accrued interest at a rate of 1%. The PPP Loan and accrued interest were forgivable after eight or twenty-four weeks as long as the borrower used the proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintains its payroll levels. The Company used the proceeds for purposes consistent with the PPP, and in 2021, received approval from MUFG Union Bank and the Small Business Administration for forgiveness of the full amount of its PPP Loan, inclusive of accrued interest of $74. The Company recognized a gain on PPP Loan forgiveness of $6,824 in the second quarter of 2021.

Scheduled Debt Maturities

Scheduled maturities under the Company’s 2021 Credit Agreement (excluding unamortized debt issuance costs of $5,433) as of June 30, 2022 are as follows (in thousands):

Year Ending December 31,
2022 (remaining 6 months)	$22,375
2023	5,500
2024	5,500
2025	5,500
2026	89,925
Total unpaid principal	$128,800

10. STOCK BASED COMPENSATION

On January 26, 2021, the Company established a Stock Incentive Plan (the “Stock Plan”), under which stock options, stock awards, and restricted stock units (“Restricted Stock”) of the Company may be granted to eligible employees, directors, and consultants. Under the Stock Plan, the Company is authorized to issue a maximum number of 1,500,000 shares of common stock. Incentive stock options must have an exercise price at or above the fair market value of the stock on the date of the grant. Stock options and Restricted Stock granted by the Company have service-based and performance-based vesting conditions.

The options vest over five years, with 25% of options vesting in four equal quarterly installments at the end of each three-month period through the first anniversary of the grant, and the remaining 75% vesting in a series of five equal annual installments over the five-year period measured from the grant date. The Restricted Stock vests in five equal annual installments at the end of each year, over the five-year period from the grant date. Award holders have a ten-year period to exercise the options before they expire. Notwithstanding achievement of the service-based condition, the options and Restricted Stock do not vest or become exercisable until a qualifying transaction is consummated prior to the expiration date. A qualifying transaction consists of either a change in control event or an underwritten initial public offering by the Company of its equity securities on a U.S. or foreign exchange.

The weighted average fair value per share of the Restricted Stock granted during the six months ended June 30, 2022 was $63.59. The weighted average fair value per share of the awards granted during the six months ended June 30, 2021 was $15.55 and $38.86 for stock options and Restricted Stock, respectively. The unrecognized compensation cost was $12,442 and $9,523 for stock options and Restricted Stock, respectively, as of June 30, 2022 and $12,442 and $9,411 for stock options and Restricted Stock, respectively, as of December 31, 2021. Immediately prior to the consummation of the Business Combination, the qualifying transaction event became “probable” and previously unrecognized stock-based compensation expense was recognized at the time of close based on the requisite service period through that date.

Stock option activity for the six months ended June 30, 2022 was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2022	800,000	$41.10	9.1	$16,456
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Vested	-	-	-	-
Outstanding as of June 30, 2022	800,000	$41.10	8.6	$21,672

Stock option activity for the six months ended June 30, 2021 was as follows:

	Number of Common Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2021	-	$-	-	$-
Granted	800,000	41.10	9.6	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Vested	-	-	-	-
Outstanding as of June 30, 2021	800,000	$41.10	9.6	$(1,936)

Restricted Stock activity for the six months ended June 30, 2022 was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of January 1, 2022	243,307	$38.68
Granted	1,754	$63.59
Exercised	-	-
Forfeited	-	-
Vested	-	-
Outstanding as of June 30, 2022	245,061	$38.86

Restricted Stock activity for the six months ended June 30, 2021 was as follows:

	Shares	Weighted Average Grant Date Fair Value per Share
Outstanding as of January 1, 2021	-	-
Granted	243,307	$38.68
Exercised	-	-
Forfeited	-	-
Vested	-	-
Outstanding as of June 30, 2021	243,307	$38.68

11. SHAREHOLDER’S EQUITY

The Company’s equity structure consists of a single class of common stock. On December 2, 2020 the Company amended and restated its Memorandum and Articles of Association, authorizing 25,000,000 shares at $0.50 par value each. Each share of common stock is entitled to one vote. The Company did not hold any shares as treasury shares as of the periods presented in the accompanying condensed consolidated financial statements.

The Company may, at the discretion of its Directors, declare dividends and distributions out of the funds of the Company lawfully available therefor. Payments of dividends and distributions are limited to realized or unrealized profits of the Company. The Company did not pay any dividends in the six months ended June 30, 2022. For the six months ended June 30, 2021, the Company, through its wholly owned subsidiary, paid $1,998 (approximately $0.25 per share) in dividends to its shareholder.

12. NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income using the treasury stock method for the six months ended June 30, 2022 and 2021 (in thousands, except for share and per share amounts):

	Six Months Ended June 30,
	2022	2021
Net (loss) income	$(2,915)	$12,946
Weighted-average number of shares outstanding – basic and diluted	8,000,002	8,000,002
Net (loss) income per share – basic and diluted	$(0.36)	$1.62

The following table represents potential shares of common stock outstanding that were excluded from the computation of diluted net (loss) income per share of common stock as they are issuable contingent on the occurrence of a qualifying event, and for the periods presented, the necessary conditions have not been satisfied (see Note 10):

	Six Months Ended June 30,
	2022	2021
Stock options	800,000	800,000
Restricted Stock	245,061	243,307
Total	1,045,061	1,043,307

13. INCOME TAX (Benefit) expense

Income taxes are determined using an estimated annual effective tax rate applied against income, and then adjusted for the tax impacts of certain significant and discrete items. The table below sets forth information related to the Company’s income tax (benefit) expense:

	Six Months Ended June 30,
	2022	2021	Change
Income tax (benefit) expense	$(40)	$1,948	$(1,988)
Effective tax rate	1.4%	13.1%	(11.7)%

The Company, domiciled in the Cayman Islands, is subject to taxation in the U.S. and various states jurisdictions. ASC Topic 740, Income Taxes (“ASC 740”) indicates that the federal statutory income tax rate of a foreign reporting entity be used when preparing the rate reconciliation disclosure. As such, the Company and its wholly owned subsidiaries use the statutory income tax rate in the Cayman Islands, which is 0%. The decrease in the effective tax rate for the six months ended June 30, 2022 when compared to the six months ended June 30, 2021, was primarily attributable to the change in pre-tax earnings and the change in valuation allowance recorded during the comparable periods. The Company’s future effective tax rate may vary from the statutory tax rate due to the mix of earnings in tax jurisdictions with different statutory tax rates or due to changes in valuation allowance.

The Company files income tax returns in the U.S. federal jurisdiction and in various state and foreign jurisdictions. The Company remains subject to examination for federal and state income tax purposes for the tax years ending 2017 and forward. The Company does not anticipate a significant change in its uncertain tax benefits over the next 12 months. Management believes it is more likely than not that all significant tax positions taken to date would be sustained by the relevant taxing authorities.

14. RELATED PARTY TRANSACTIONS

There were no related party transactions during the six months ended June 30, 2022 and 2021.

15. commitments and contingencies

Legal Proceedings

From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of judgment, defense and settlement costs, diversion of management resources, and other factors. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure. Legal fees are expensed as incurred.

Operating Lease Obligations

The Company leases office space under four non-cancelable operating leases expiring between September 2023 and October 2032. Rent expense related to operating leases was $796 and $534 for the six months ended June 30, 2022 and 2021, respectively.

As of June 30, 2022, future minimum lease payments under all noncancelable operating leases with an initial lease term in excess of one year were as follows (in thousands):

Year Ending December 31
2022 (remaining 6 months)	$811
2023	2,075
2024	1,968
2025	2,012
2026	1,377
Thereafter	5,386
$13,629

16. SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through August 11, 2022, the date these condensed consolidated financial statements were issued.

On July 27, 2022 the Company carved out and distributed the Note Receivable and its operations in the China Region to its shareholder, Cedarwalk, and completed the Business Combination with Waldencast as discussed in Note 1. Upon the completion of the Business Combination the outstanding balance of the 2021 Credit Agreement inclusive of accrued interest was settled.

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OBAGI’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations of Obagi Global Holdings Limited (collectively with its subsidiaries) (“Obagi”), should be read together with its respective audited financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, as well as unaudited condensed interim consolidated financial statements as of June 30, 2022, and December 31, 2021 and for the six months ended June 30, 2022 and 2021, in each case together with related notes thereto, included elsewhere in this filing or in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022, as applicable. The discussion and analysis should also be read together with the sections entitled “Information About Obagi” and “Unaudited Pro Forma Condensed Combined Financial Information.” Except where the context otherwise requires, the terms “we,” “us” and “our” in this discussion and analysis refer to Obagi prior to the Business Combination and to Obagi following the consummation of the Business Combination. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of Obagi’s control. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this filing or in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022. Certain amounts may not foot due to rounding.

Overview

We are a global skincare company that develops, markets, and sells innovative skin health products in more than 60 countries around the world. With a 33-year legacy, today we exist to create the future of skin health so that every face is cared for everywhere. With our unique position rooted in the aesthetic physician community, we offer transformative solutions at various stages of the skincare journey to help consumers greet the future with confidence. Our product portfolio is designed to prevent or improve common, visible skin concerns such as fine lines and wrinkles, elasticity, photodamage, hyperpigmentation, acne, oxidative stress, environmental damage, and hydration.

Our product portfolio today includes more than 200 cosmetic, OTC and prescription products sold through three distinct brands—Obagi Medical, Obagi Clinical and Obagi Professional—as well as the Skintrinsiq device.

In the United States, we sell our Obagi Medical systems and related products through our direct sales force to dermatologists, plastic surgeons and other physicians who are focused on aesthetic and therapeutic skincare, including physicians on site at medical spas. The medical professionals we sell to then dispense our products in-office directly to their patients, a distribution method commonly referred to as the “physician-dispensed” channel. We sell our Obagi Clinical products through retail channels, our Obagi Professional line will be sold to licensed aestheticians and spas, and the Skintrinsiq device is sold through the physician-dispensed channel as well as to aestheticians and spas.

Internationally we sell our products through distribution partners across Central America, Europe, the Middle East, and Asia. We also advance our development objectives through product and license agreements with third parties. These agreements may include patent and technology licenses, product licenses and new product collaboration agreements. We compete in Japan through a strategic licensing agreement with a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi brand name in the Japanese skincare retail channels.

Recent Events

Impact of COVID-19 Pandemic

In March 2020, the World Health Organization declared the novel strain of COVID-19, a global pandemic and recommended containment and mitigation measures worldwide. COVID-19 has disrupted everyday life and markets worldwide, leading to significant business and supply-chain disruption, as well as broad-based changes in supply and demand. While the quarantine, social distancing and other regulatory measures instituted or recommended in response to COVID-19 are expected to be temporary, the duration of the business disruptions, and related financial impact, cannot be estimated at this time.

The direct impact of COVID-19 on our business, beyond disruptions to normal business operations, resulted from the closure of physician customers’ practices for several weeks, which greatly diminished demand for our products. Although some of these customers have now established websites to be able to provide products to their patients through online sales, any re-implementation of similar restrictions could have a material impact on our future net revenue.

In addition, the COVID-19 pandemic caused us to modify our business practices, including accelerating the launch of a redesigned website to enable us to sell our own products online, creating an e-commerce platform to enable our physician customers to sell Obagi products online to their patients, designing a “Door-Step Delivery Program” for our customers’ patients, and investing in our “Helping Hands” program to provide free hand sanitizer to healthcare professionals. To help ensure the health and safety of our employees, we also created COVID-19 response teams to provide support to employees to address new challenges as a result of COVID-19 and transitioned to a hybrid work environment where employees are in the office on a part-time basis. We may take further actions as may be required by Governmental Authorities or as we determine is in the best interests of our employees, customers and their patients, any of which may require unanticipated investments in management time and money.

While the impact of COVID-19 on our manufacturing and supply chains, sales and marketing, and commercial and clinical trial operations has not been material to date, the impact of COVID-19 over the long-term is uncertain and cannot be predicted with confidence.

The extent of the continued impact of the COVID-19 pandemic on our operational and financial performance will depend on various future developments, including the duration and spread of outbreaks, the timing and nature of actions taken to respond to COVID-19, and the resulting economic consequences and the impact on our customers, consumers and employees, all of which is uncertain at this time.

Indebtedness

In December 2018, we entered into a credit agreement (the “2018 Credit Agreement”) with a syndicate of lenders including Wells Fargo Bank, National Association as administrative agent for the lenders. The 2018 Credit Agreement included a term loan of $90.0 million (the “2018 Term Loan”) and a revolving credit facility with borrowing capacity of up to $35.0 million (the “2018 Revolving Credit Facility”). In March 2020, we increased the 2018 Revolving Credit Facility by an additional $10.0 million, to $45.0 million, to help us manage our capital needs in response to COVID-19.

In March 2021, we replaced the 2018 Credit Agreement for a new financing agreement with a syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders (the “2021 Credit Agreement”). The 2021 Credit Agreement included a term loan of $110.0 million (the “2021 Term Loan”) and a revolving credit facility with borrowing capacity of up to $40.0 million (the “2021 Revolving Credit Facility”).

We also received a loan from the Paycheck Protection Program (“PPP”) in May 2020 in the amount of $6.8 million (the “PPP Loan”). The PPP was established as part of the CARES Act and provided for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. We were able to utilize the full amount to protect our employees as part of our initiatives to respond to COVID-19. We used the proceeds for purposes consistent with the PPP, and in June 2021, the full amount of the PPP Loan was forgiven, inclusive of accrued interest of $0.1 million. We recognized a gain on forgiveness of the PPP Loan of $6.8 million in the second quarter of 2021.

Business Combination

In accounting for the Business Combination Agreement, Waldencast was deemed to be the accounting acquirer and will continue as the SEC registrant. We were the accounting acquiree, however we were considered the predecessor entity for purposes of financial reporting. Accordingly, our financial statements for previous periods will be disclosed in Waldencast’s future periodic reports filed with the SEC. Under the acquisition method of accounting, Waldencast’s assets and liabilities retained their carrying values and the assets and liabilities associated with us and Milk was recorded at their fair values measured as of the acquisition date, which created a new basis of accounting. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as goodwill. The fair value measurement period will remain open upon the consummation of the Business Combination while Waldencast awaits further information and analysis to determine the acquisition date fair values of certain acquired assets and assumed liabilities. Consequently, our basis of accounting, including our assets and liabilities and results of operations for periods after the consummation of the Business Combination will not be comparable to those reflected in the audited consolidated financial statements included in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022, under the section “Unaudited Pro Forma Condensed Combined Financial Information.”

Immediately prior to the closing of the Business Combination, we carved out and distributed 100% of the Obagi China Business to our shareholder, Cedarwalk, pursuant to the Obagi China Distribution. Following the Obagi China Distribution, the Obagi China Business will continue to be held by Cedarwalk, which also owns approximately 19.2% of the fully diluted Waldencast plc Class A ordinary shares as of the closing of the Business Combination. In connection with the Obagi China Distribution, Obagi Hong Kong Limited entered into the Supply Agreement and the IP License Agreement with us, under which it will pay us royalties based on its sales of Obagi branded products in the China Region. Following the close of the Business Combination our future results will not be comparable to the historical financial results of Obagi, which include the operating results of the Obagi China Business. Please refer to “Unaudited Pro Forma Condensed Combined Financial Information” for the depiction of the impact on our historical financial statements of disposing of the Obagi China Business and combining with Waldencast and Milk.

Non-GAAP Financial Measures

In addition to our results of operations and measures of performance determined in accordance with GAAP, we believe that certain non-GAAP financial measures are useful in evaluating and comparing our financial and operational performance over multiple periods, identifying trends affecting our business, formulating business plans, and making strategic decisions.

Adjusted gross profit and Adjusted EBITDA are key performance measures that our management uses to assess our financial performance and for internal planning and forecasting purposes. We believe these non-GAAP measures are also useful to investors and other interested parties in evaluating our operating performance, as they are similar to measures reported by our public competitors.

Adjusted gross profit and Adjusted EBITDA are not intended to be substitutes for any GAAP financial measures and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

Adjusted gross profit reflects GAAP net revenue less cost of goods sold (exclusive of depreciation and amortization expense). Adjusted gross profit is reconciled to GAAP gross profit, which is not presented on the consolidated statements of operations and comprehensive (loss) income but represents the most comparable GAAP metric. GAAP gross profit reflects GAAP net revenue less cost of goods sold (exclusive of depreciation and amortization expense) and less certain intangible asset amortization expense pertaining to cost of goods sold.

We define and calculate Adjusted EBITDA as GAAP net income (loss) before interest income or expense, income tax expense, depreciation and amortization, and further adjusted for the following items: one-time restructuring and transaction-related costs as described in the reconciliation below.

Adjusted gross profit and Adjusted EBITDA exclude certain expenses that are required in accordance with GAAP because they are non-core to our regular business, such as transaction-related costs; non-cash expenses, such as depreciation and amortization; or other expenses that are not related to our underlying business performance, such as interest expense. There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.

Adjusted Gross Profit

The table below presents our Adjusted gross profit reconciled to GAAP gross profit, as explained above.

	Six Months Ended June 30,
(in thousands)	2022	2021
Net revenue	$106,440	$94,204
Cost of goods sold (exclusive of depreciation and amortization expense)	24,701	23,463
Amortization expense (1)	2,446	2,446
Gross profit	$79,293	$68,295
Add: Amortization expense (1)	2,446	2,446
Adjusted gross profit	$81,739	$70,741

	Year Ended December 31,
(in thousands)	2021	2020	2019
Net revenue	$206,069	$84,145	$117,085
Cost of goods sold (exclusive of depreciation and amortization expense)	48,708	19,969	26,687
Amortization expense (1)	4,889	4,890	4,871
Gross profit	$152,472	$59,286	$85,527
Add: Amortization expense (1)	4,889	4,890	4,871
Adjusted gross profit	$157,361	$64,176	$90,398

(1)	Includes supply agreement and developed technology intangible asset amortization expense that pertains to cost of goods sold.

Adjusted EBITDA

The table below presents our Adjusted EBITDA reconciled to our net (loss) income, the closest GAAP measure for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2022	2021
Net (loss) income	$(2,915)	$12,946
Adjusted for:
Interest expense	5,719	5,041
Income tax (benefit) expense	(40)	1,948
Depreciation and amortization	7,369	6,936
Restructuring cost(1)(2)	289	-
Transaction related costs(1) (3)	4,555	-
Loss on extinguishment of debt	-	2,317
Adjusted EBITDA	$14,977	$29,188

	Year ended December 31,
(in thousands)	2021	2020	2019
Net (loss) income	$(70)	$(9,171)	$5,820
Adjusted for:
Interest expense	11,156	6,281	6,834
Income tax expense (benefit)	11,301	(5,094)	(1,589)
Depreciation and amortization	14,053	13,426	12,940
Restructuring cost(1)(2)	1,972	-	-
Transaction related costs(1) (3)	5,244	-	-
Loss on extinguishment of debt	2,317	-	-
Gain on PPP Loan forgiveness	(6,824)	-	-
Adjusted EBITDA	$39,149	$5,442	$24,005

(1)	We did not incur any non-core restructuring or transaction costs; therefore, no adjustments were made for these amounts for the six months ended June 30, 2021 or the years ended December 31, 2020 and 2019.

(2)	Includes certain one-time costs incurred to realign the company’s organizational structure to support new strategies and relocate corporate headquarters.

(3)	Includes mainly advisory, consulting, accounting and legal expenses in connection with the Business Combination (see “Business Combination” section within).

Components of Results of Operations

Net Revenue

Net revenue is generated primarily from two sources: (1) product sales and (2) royalties.

Net Product Sales

We generate product sales revenue from sales of our products to distributors and directly to retailers. We recognize revenue for product sales at a point in time, when transfer of control has passed to the customer, based on the terms of the sale. In the United States, we sell the majority our products to healthcare professionals through an authorized wholesale distributor, Boxout Health. Under this model, we sell the products to Boxout Health, which then sells the products through to our physician customers when they order them. We recognize revenue for product sales to our U.S. physician customers upon transfer of control to Boxout. As a result, Boxout Health accounted for approximately 34.0%, 54.0%, and 61.0% of our net revenue during the years ended December 31, 2021, 2020, and 2019, respectively. For the six months ended June 30, 2022 and 2021, sales to Boxout accounted for 32.2% and 40.4% of our net revenue, respectively. Product sales revenue is recognized net of provisions for estimated discounts and allowances, chargebacks, distribution fees, returns, and rebates. Chargebacks are a result of promotional product discounts that we provide to physicians on sales from Boxout. When Boxout reports the chargebacks to us, we reimburse Boxout for the discounts taken. Product sales revenue primarily includes revenue from our two sales channels: Obagi Medical and Obagi Clinical. In addition, in July 2021 we launched our Skintrinsiq device.

Royalties

We also generate royalty revenue from the sale of products in Japan through a strategic licensing agreement with a Japanese pharmaceutical manufacturer and distributor that sells a series of OTC and cosmetic products under the Obagi brand name in the Japanese retail skincare channels. Revenue for royalty income is recognized in the period that corresponds to the related Rohto net sales and is presented within the Obagi Medical sales channel. Our royalty revenue from skin health systems and products in Japan was approximately $5.7 million, or 2.8% of our net revenue, $5.9 million, or 7.0% of our net revenue, and $6.3 million, or 5.4% of our net revenue, for the years ended December 31, 2021, 2020, and 2019, respectively. For the six months ended June 30, 2022 and 2021, our royalty revenue from skin health systems and products in Japan was approximately $2.5 million, or 2.3% of our net revenue, and $3.2 million, or 3.4% of our net revenue, respectively.

Cost of Goods Sold (exclusive of depreciation and amortization shown separately below)

Cost of goods sold consists primarily of expenses related to inventory, including when inventory is sold or written down. We expect that cost of revenue will increase in absolute dollars as our revenue grows and will vary from period-to-period as a percentage of revenue.

Selling, General, and Administrative

Selling, general and administrative costs include expenses we incur in our normal course of business relating to salaries, bonuses and benefits, marketing, office supplies, computer and technology, rent and utilities, insurance, legal and professional fees, city, state and property taxes, and advertising expenses. We expect that selling, general and administrative expenses will increase in absolute dollars as we continue to invest in building and maintaining our customer base, growing our business, enhancing our brand awareness, hiring additional personnel and upgrading and expanding our systems, processes, and controls to support the growth in our business, as well as due to the increased compliance and reporting requirements we will have as a public company.

In connection with the Business Combination, we expect to incur incremental ongoing and one-time expenses. Our incremental ongoing costs include additional selling, general and administrative expenses including legal, consulting, regulatory, accounting, insurance, investor relations and other expenses. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, require public companies to implement specified corporate governance practices that are not currently applicable to us as a private company. These additional rules and regulations will increase our legal, regulatory, financial and insurance compliance costs. We expect any one-time expenses incurred in connection with the Business Combination to include professional fees, consulting fees and certain filing and listing fees.

Research and Development

Substantially all research and development expenses are related to new product development and design improvements in current products.

Research and development costs primarily consist of employee-related costs, including salaries, bonuses, and benefits. We plan to continue to invest in personnel to support our research and development efforts. As a result, we expect that research and development expenses will increase in absolute dollars for the foreseeable future as we continue to invest to support these activities.

Depreciation and Amortization

Depreciation and amortization expenses are related to our equipment and intangible assets. Cost of goods sold is presented on the consolidated statements of operations and comprehensive (loss) income exclusive of depreciation and amortization expense.

Results of Operations

Comparison of Six Months Ended June 30, 2022 to Six Months Ended June 30, 2021

The following tables summarize our consolidated statements of operations data, in dollars and as a percentage of total revenue, for the six months ended June 30, 2022 and 2021.

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Net revenue	$106,440	94,204	12,236	13.0%
Cost of goods sold (exclusive of depreciation and amortization expense)	24,701	23,463	1,238	5.3%
Selling, general and administrative	68,418	45,698	22,720	49.7%
Research and development	3,262	2,534	728	28.7%
Depreciation and amortization	7,369	6,936	433	6.2%
Total operating expenses	103,750	78,631	25,119	31.9%
Operating income	2,690	15,573	(12,883)	(82.7)%
Interest expense	5,719	5,041	678	13.4%
Loss on extinguishment of debt	-	2,317	(2,317)	(100.0)%
Gain on PPP loan forgiveness	-	(6,824)	6,824	(100.0)%
Other (income) expense, net	(74)	145	(220)	(150.7)%
(Loss) Income before income taxes	(2,955)	14,894	(17,849)	(119.8)%
Income tax (benefit) expense	(40)	1,948	(1,988)	(102.1)%
Net (loss) income	(2,915)	12,946	(15,861)	(122.5)%

Net Revenue

The following tables provide our revenue by sales channel, as well as by revenue source and geographic region (based on the location of the end customer), for the periods presented.

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Sales Channel
Medical	$85,354	$91,186	$(5,832)	(6.4)%
as a percentage of total revenue	91.2%	96.8%
Clinical	$20,477	$2,330	$18,147	778.8%
as a percentage of total revenue	8.2%	2.5%
Other	$609	$688	$(79)	(11.5)%
as a percentage of total revenue	0.6%	0.7%
Total	$106,440	$94,204	$12,236	13.0%

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Source and Region
North America	$46,615	$46,008	$607	1.3%
as a percentage of total revenue	43.8%	48.8%
Asia Pacific	$50,275	$36,041	$14,234	39.5%
as a percentage of total revenue	47.2%	38.3%
Rest of the World	$7,086	$8,926	$(1,840)	(20.6)%
as a percentage of total revenue	6.7%	9.5%
Net Product Sales	$103,976	$90,975	$13,001	14.3%
as a percentage of total revenue	97.7%	96.6%
Asia Pacific Royalties	$2,464	$3,229	$(765)	(23.7)%
as a percentage of total revenue	2.3%	3.4%
Total	$106,440	$94,204	$12,236	13.0%

Net revenue increased by $12.2 million, or 13.0%, for the six months ended June 30, 2022, compared to the same period in 2021, primarily related to an increase in net product sales of $13.0 million.

The increase in net product sales was primarily attributable to a $14.2 million increase in our Asia Pacific region resulting from the addition of new customer accounts, expansion into new territories and increased international distributor sales online, in-store and through physicians’ offices in existing territories, including increases of $18.1 million in the Clinical channel, partially offset by a $5.8 million decrease in the Medical channel due to product mix.

The increase in product sales in our Asia Pacific region are partially offset by a $1.8 million decrease in product sales in our Rest of the World region, driven by: (1) a $0.7 million decrease in sales in the United Kingdom during the six months ended June 30, 2022 compared to the same period in 2021 as a result of increased sales in 2021 from increased business coming out of COVID-19 restrictions that were in place throughout 2020; (2) a $0.6 million decrease in sales as a result of international sanctions on Russia and the war in Ukraine; and (3) a $0.5 million decrease in sales in Guatemala and Costa Rica as a result of COVID-19 business closures.

Royalty revenue decreased by $0.8 million, or 23.7%, for the six months ended June 30, 2022 compared to the same period in 2021 due to a general decrease in consumer spending in Japan during the first half of 2022, resulting from the impacts of a COVID-19 outbreak in Japan during the same period.

Cost of Goods Sold (exclusive of depreciation and amortization)

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Cost of goods sold (exclusive of depreciation and amortization)	$24,701	$23,463	$1,238	5.3%
as a percentage of total revenue	23.2%	24.9%

Cost of goods sold (exclusive of depreciation and amortization) for the six months ended June 30, 2022 increased by $1.2 million, or 5.3%, compared to same period in 2021. The increase was primarily driven by increased sales associated with the partial economic recovery from COVID-19 that increased the cost of goods sold by $0.8 million and increased freight costs by $0.4 million. The increase in costs of goods sold was partially offset by favorable lower cost product mixes for the six months ended June 30, 2022, $0.6 million cost saving measures within specific product mixes, an increase of $0.3 million in product returns, and overall favorable exchange rate fluctuations.

Selling, General and Administrative

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Selling, general and administrative	$68,418	$45,698	$22,720	49.7%
as a percentage of total revenue	64.3%	48.5%

Selling, general and administrative expenses increased by $22.7 million, or 49.7%, for the six months ended June 30, 2022 compared to the same period in 2021, which was attributable to an increase of $16.3 million in selling expenses and $6.4 million in general and administrative expense.

The increase in selling expenses was primarily driven by (a) a $6.6 million increase in additional fees paid and promotional products provided to distributors; (b) a $3.6 million increase in marketing, advertising, and promotions primarily related to increased marketing in China, new product launches, and website development; and (c) a $2.1 million increase in travel and entertainment expenses from resumed sales meetings and conferences following a partial economic recovery from COVID-19.

The increase in general and administrative expenses was primarily driven by a $4.5 million increase in fees resulting from the Business Combination and a $0.7 million increase in wages and salaries and employee benefits due to general increases in salaries and wages as the economy partially recovered.

Research and Development

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Research and development	$3,262	$2,534	$728	28.7%
as a percentage of total revenue	3.1%	2.7%

Research and development expenses increased by $0.7 million, or 28.8%, for the six months ended June 30, 2022 compared to the same period in 2021, primarily due to an increase in regulatory compliance spending and product development costs.

Depreciation and Amortization

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Depreciation and amortization	$7,369	$6,936	$433	6.2%
as a percentage of total revenue	6.9%	7.4%

Depreciation and amortization expenses remained relatively consistent for the six months ended June 30, 2022 when compared to the same period in 2021.

Interest Expense

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Interest expense	$5,719	$5,041	$678	13.4%
as a percentage of total revenue	5.4%	5.4%

Interest expense increased by $0.7 million, or 13.5%, for the six months ended June 30, 2022 compared to the same period in 2021. The increase was primarily due to refinancing of our debt in March 2021 at higher interest rates.

Loss on Extinguishment of Debt

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Loss on extinguishment of debt	$-	$2,317	$(2,317)	(100.0)%
as a percentage of total revenue	-	2.5%

The loss on extinguishment of debt for the six months ended June 30, 2021 is primarily related to the write-off of previously deferred financing costs due to the refinancing of our debt in March 2021.

Gain on PPP Loan Forgiveness

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs. 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Gain on PPP Loan forgiveness	$-	$(6,824)	$6,824	(100.0)%
as a percentage of total revenue	-	(7.2)%

For the six months ended June 30, 2021, we recognized a gain of $6.8 million associated with the forgiveness of the PPP Loan borrowed in 2020.

Income Tax (Benefit) Expense

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Income tax (benefit) expense	$(40)	$1,948	$(1,988)	(102.1)%
Effective tax rate

For the six months ended June 30, 2022, an income tax benefit of $0.04 million was recognized, with a corresponding effective tax rate of 1.4%, compared to an income tax expenses of $1.9 million, with a corresponding effective tax rate of 13.1% recognized for the six months ended June 30, 2021. The decrease in the effective tax rate for the six months ended June 30, 2022 when compared to the six months ended June 30, 2021 is primarily attributable to the change in valuation allowance and the change in pre-tax earnings during the comparable periods.

Comparison of the Years Ended December 31, 2021 and 2020

The following tables summarize our consolidated statements of operations data, in dollars and as a percentage of total revenue, for the fiscal year ended December 31, 2021 and 2020.

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Net revenue	$206,069	$84,145	$121,924	144.9%
Cost of goods sold (exclusive of depreciation and amortization expense)	48,708	19,969	28,739	143.9%
Selling, general and administrative	118,243	54,794	63,449	115.8%
Research and development	6,991	3,929	3,062	77.9%
Depreciation and amortization	14,053	13,426	627	4.7%
Total operating expenses	187,995	92,118	95,877	104.3%
Operating income (loss)	18,074	(7,973)	26,047	(326.7%)
Interest expense	11,156	6,281	4,875	77.6%
Loss on extinguishment of debt	2,317	-	2,317	100%
Gain on PPP Loan forgiveness (Note 8)	(6,824)	-	(6,824)	(100)%
Other expense – net	194	11	183	n.m.
Income (loss) before income taxes	11,231	(14,265)	25,496	(178.7)%
Income tax expense (benefit)	11,301	(5,094)	16,395	(321.8)%
Net (loss) income	(70)	(9,171)	9,101	(99.2)%

n.m. = not meaningful

Net Revenue

The following tables provide our revenue by sales channel, as well as by revenue source and geographic region (based on the location of the end customer), for the periods presented.

	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Sales Channel
Medical	$198,592	$82,532	$116,060	140.6%
as a percentage of total revenue	96.4%	98.1%
Clinical	$6,268	$1,613	$4,655	288.6%
as a percentage of total revenue	3.0%	1.9%
Other	$1,209	$-	$1,209	100.0%
as a percentage of total revenue	0.6%	-
Total	$206,069	$84,145	$121,924	144.9%

	Year Ended December 31,		2021 vs 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Source and Region
North America	$92,771	$55,389	$37,382	67.5%
as a percentage of total revenue	45.1%	65.8%
Asia Pacific	$91,908	$16,696	$75,212	450.5%
as a percentage of total revenue	44.6%	19.8%
Rest of the World	$15,678	$6,156	$9,522	154.7%
as a percentage of total revenue	7.6%	7.3%
Net Product Sales	$200,357	$78,241	$122,116	156.1%
as a percentage of total revenue	97.2%	93.0%
Asia Pacific Royalties	$5,712	$5,904	$(192)	(3.3)%
as a percentage of total revenue	2.8%	7.0%
Total	$206,069	$84,145	$121,924	144.9%

Net revenue increased by $121.9 million, or 144.9%, for the year ended December 31, 2021, compared to the same period in 2020, primarily due to increased product sales of $122.1 million. The increase in product sales was primarily attributable to a $131.0 million increase resulting from the impact of partial economic recovery from COVID-19, sales of a newly launched skincare device, and increased wholesale and international distributor revenue, primarily in our North America and Asia Pacific regions, including $125.0 million, $4.6 million, and $1.4 million increases to our Medical, Clinical, and Other sales channels, respectively. A further increase of $3.6 million was a result of increased online sales as we continued to develop our website capabilities, and which primarily impacted our Medical sales channel. These increases were partially offset by $12.8 million in additional sales discounts and allowances, distribution service fees, and sales returns impacting the Medical sales channel due to the increase in sales volumes resulting from the economic recovery from COVID-19.

Royalty revenue remained relatively consistent for the year ended December 31, 2021 compared to the same period in 2020.

Cost of Goods Sold (exclusive of depreciation and amortization)

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Cost of goods sold (exclusive of depreciation and amortization)	$48,708	$19,969	$28,739	143.9%
as a percentage of total revenue	23.6%	23.7%

Cost of goods sold (exclusive of depreciation and amortization) for the year ended December 31, 2021 increased by $28.7 million, or 143.9%, compared to same period in 2020, which was primarily driven by increased sales associated with the partial economic recovery from COVID-19 that increased the cost of goods sold by $29.3 million and increased freight costs by $0.9 million. The increase in costs of goods sold was partially offset by a decrease of $1.5 million for a favorable product pricing arrangement for a specific product with one of our vendors and an increase of $0.6 million in product returns.

Selling, General and Administrative

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Selling, general and administrative	$118,243	$54,794	$63,449	115.8%
as a percentage of total revenue	57.4%	65.1%

Selling, general and administrative expenses increased by $63.4 million or 115.8% for the year ended December 31, 2021 compared to the same period in 2020, which was attributable to an increase of $55.2 million in selling expenses and $8.2 million in general and administrative expense.

The increase in selling expenses was primarily driven by (a) a $35.6 million increase in additional fees paid to distributors; (b) a $0.7 million increase in credit card fees from increased sales volume; (c) an $11.0 million increase in marketing, advertising, and promotions primarily related to increased marketing in China, new product launches, and website development, partially offset by a $1.3 million decrease in celebrity endorsements; (d) a $4.7 million increase in salaries and wages due to increased headcount for new product marketing initiatives, increased commissions as sales increased, and providing more employee rewards; and (e) a $1.4 million increase due to additional border taxes resulting from increased sales in China.

The increase in general and administrative expenses was primarily driven by a $5.2 million increase in fees resulting from the Business Combination, a $2.3 million increase in wages and salaries and employees benefits due to general increases in salaries and wages as the economy partially recovered, and a $0.5 million increase in consulting fees.

Research and Development

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Research and development	$6,991	$3,929	$3,062	77.9%
as a percentage of total revenue	3.4%	4.7%

Research and development expenses increased by $3.1 million or 77.9% for the year ended December 31, 2021 compared to the same period in 2020 primarily due to a $2.1 million increase in regulatory compliance spending in fiscal year 2021 and a $0.5 million increase related to product development.

Depreciation and Amortization

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Depreciation and amortization	$14,053	$13,426	$627	4.7%
as a percentage of total revenue	6.8%	16.0%

Depreciation and amortization expenses remained relatively consistent for the year ended December 31, 2021 when compared to the same period in 2020.

Interest Expense

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Interest expense	$11,156	$6,281	$4,875	77.6%
as a percentage of total revenue	5.4%	7.5%

Interest expense increased by $4.9 million or 77.6% for the year ended December 31, 2021 compared to 2020. The increase was primarily due to refinancing of our debt in March 2021 at higher interest rates as well as additional borrowings incurred from the bank in the latter half of the 2020 fiscal year.

Loss on Extinguishment of Debt

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Loss on extinguishment of debt	$2,317	$-	$2,317	100.0%
as a percentage of total revenue	1.1%	-

The loss on extinguishment of debt for the year ended December 31, 2021 is primarily related to the write-off of previously deferred financing costs due to the refinancing of our debt in March 2021.

Gain on PPP Loan Forgiveness

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Gain on PPP Loan forgiveness	$(6,824)	$-	$(6,824)	(100.0)%
as a percentage of total revenue	3.3%	-

For the year ended December 31, 2021, we recognized a gain of $6.8 million associated with the forgiveness of the PPP Loan borrowed in 2020.

Income Tax Expense (Benefit)

	Year Ended December 31,		2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Income tax expense (benefit)	$11,301	$(5,094)	$16,395	(321.8%)
Effective tax rate	100.6%	35.6%

For the year ended December 31, 2021, income tax expense of $11.3 million was recognized, with a corresponding effective tax rate of 100.6%, compared to an income tax benefit of $5.1 million recognized for the year ended December 31, 2020, with a corresponding effective tax rate of 35.6%. The increase in the effective tax rate for the year ended December 31, 2021 when compared to the year ended December 31, 2020 was primarily attributable to the valuation allowance of $14.3 million recognized to account for the portion of the deferred tax asset that is more likely than not to be realized due to a cumulative loss incurred in our U.S. subsidiary over the three-year period ended December 31, 2021 (see Note 13 to our consolidated financial statements included in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022 for more information). This was partially offset by the change in the mix of pre-tax earnings in tax jurisdictions with different statutory tax rates during the comparable periods as well as the nontaxable gain on the PPP Loan forgiveness.

Comparison of the Years Ended December 31, 2020 and 2019

The following tables summarize our consolidated statements of operations data, in dollars and as a percentage of total revenue, for the fiscal year ended December 31, 2020 and 2019.

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Net revenue	$84,145	$117,085	$(32,940)	(28.1)%
Cost of goods sold (exclusive of depreciation and amortization expense)	19,969	26,687	(6,718)	(25.2)%
Selling, general and administrative	54,794	62,762	(7,968)	(12.7)%
Research and development	3,929	3,484	445	12.8%
Depreciation and amortization	13,426	12,940	486	3.8%
Total operating expenses	92,118	105,873	(13,755)	(13.0)%
Operating income (loss)	(7,973)	11,212	(19,185)	(171.1)%
Interest expense	6,281	6,834	(553)	(8.1)%
Other expense – net	11	147	(136)	n.m.
(Loss) income before income taxes	(14,265)	4,231	(18,496)	(437.2)%
Income tax benefit	(5,094)	(1,589)	(3,505)	220.6%
Net (loss) income	(9,171)	5,820	(14,991)	(257.6)%

n.m. = not meaningful

Net Revenue

The following tables provide our revenue by sales channel, as well as by revenue source and geographic region (based on the location of the end customer), for the periods presented.

	Year Ended December 31,		2020 vs 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Sales Channel
Medical	$82,532	$114,585	$(32,053)	(28.0)%
as a percentage of total revenue	98.1%	97.9%
Clinical	$1,613	$2,500	$(887)	(35.5)%
as a percentage of total revenue	1.9%	2.1%
Total	$84,145	$117,085	$(32,940)	(28.1)%

	Year Ended December 31,		2020 vs 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Source and Region
North America	$55,389	$85,025	$(29,636)	(34.9)%
as a percentage of total revenue	65.8%	72.6%
Asia Pacific	$16,696	$20,496	$(3,800)	(18.5)%
as a percentage of total revenue	19.8%	17.5%
Rest of the World	$6,156	$5,225	$931	17.8%
as a percentage of total revenue	7.3%	4.5%
Net Product Sales	$78,241	$110,746	$(32,505)	(29.4)%
as a percentage of total revenue	93.0%	94.6%
Asia Pacific Royalties	$5,904	$6,339	$(435)	(6.9)%
as a percentage of total revenue	7.0%	5.4%
Total	$84,145	$117,085	$(32,940)	(28.1)%

Net revenue decreased by $32.9 million, or 28.1%, for the year ended December 31, 2020, compared to the same period in 2019, due primarily to a decrease of $40.5 million in product sales, including $38.3 million and $2.2 million decreases in the Medical and Clinical sales channels, respectively. The decrease in product sales was primarily attributable to the effects of COVID-19 in our North America and Asia Pacific geographic regions, which impacted all product categories as a result of the closure of physician offices as well as lower demand for skincare products. The decrease in product sales also reduced the number of physician chargebacks by $5.3 million, impacting the Medical sales channel. This decrease was partially offset by (a) $3.0 million in the Medical sales channel from the discontinuance of prompt pay discounts for certain customers and rebates for international distributors; (b) an increase in net revenue of $0.9 million in the Medical sales channel primarily due to increased market share in Europe, which was slightly offset by decreased market share in Africa and South America; and (c) by an increase of $0.7 million in the Medical sales channel for a favorable product pricing arrangement as a result of dual sourced products.

Royalty revenue remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.

Cost of Goods Sold (exclusive of depreciation and amortization)

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Cost of goods sold (exclusive of depreciation and amortization)	$19,969	$26,687	$(6,718)	(25.2)%
as a percentage of total revenue	23.7%	22.8%

Cost of goods sold for the year ended December 31, 2020 decreased by $6.7 million, or 25.2%, compared to same period in 2019 due to the decline in sales caused primarily by the impact of COVID-19. Additionally, freight and storage costs decreased by $1.0 million and $0.2 million, respectively, as a result of bringing in less inventory and reduced warehouse activity resulting from the decline in sales activity caused by COVID-19.

Selling, General and Administrative

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Selling, general and administrative	$54,794	$62,762	$(7,968)	(12.7)%
as a percentage of total revenue	65.1%	53.6%

Selling, general and administrative expenses decreased by $8.0 million or 12.7% for the year ended December 31, 2020 compared to the same period in 2019, which was attributable to a decrease of $5.9 million in selling expenses and a decrease of $2.2 million in general and administrative expenses.

The decrease in selling expenses was primarily driven by (a) a $2.6 million decrease in other professional fees and expenses primarily from decreased distribution service fees resulting from reduced sales; (b) a $2.5 million decrease in travel and entertainment expenses from suspended travel and events because of COVID-19; (c) a $0.9 million decrease in salaries and wages due to reduced sales commissions as a result of the reduction in sales and a decrease in severance payouts; and (d) a $0.3 million decrease in employee benefits primarily due to decreased hiring costs because hiring was put on hold during COVID-19.

The decrease in general and administrative expenses was primarily due to (a) a $2.7 million decrease in legal services following the completion in 2019 of arbitration in connection with our claims that a company and its previous owners had violated the terms of a settlement agreement; (b) a $0.4 million decrease in travel and entertainment expenses due to suspended travel because of COVID-19, partially offset by a $1.1 million increase in salaries and wages resulting from promotions and increases in employee bonuses; a $0.3 million increase in employee benefits related to relocation and housing costs; (c) a $0.2 million increase in audit services for IPO readiness and tax advisory services; and (d) a $0.1 million increase in insurance premiums.

Research and Development

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Research and development	$3,929	$3,484	$445	12.8%
as a percentage of total revenue	4.7%	3.0%

Research and development expenses remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.

Depreciation and Amortization

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Depreciation and amortization	$13,426	$12,940	$486	3.8%
as a percentage of total revenue	16.0%	11.1%

Depreciation and amortization expenses remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.

Interest Expense

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Interest expense	$6,281	$6,834	$(553)	(8.1)%
as a percentage of total revenue	7.5%	5.8%

Interest expense remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.

Income Tax Benefit

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Income tax benefit	$(5,094)	$(1,589)	$(3,505)	220.6%
Effective tax rate	35.6%	(37.6)%

For the year ended December 31, 2020, an income tax benefit of $5.1 million was recognized, with a corresponding effective tax rate of 35.6%, compared to an income tax benefit of $1.6 million recognized for the year ended December 31, 2019, with a corresponding effective tax rate of 37.6%. The change was primarily due to a larger loss position in the U.S.-based operations in the year ended December 31, 2020.

Liquidity and Capital Resources

We measure liquidity in terms of our ability to fund the cash requirements of our business operations, including working capital needs, capital expenditures, contractual obligations, debt service, acquisitions, and other commitments with cash flows from operations and other sources of funding. Our principal sources of capital and liquidity are our borrowings from banks and cash flows from operations. In response to the loss in demand for our products and drop in revenue early on in the pandemic, we drew on our 2018 Revolving Credit Facility, and increased our borrowing capacity by $10.0 million. We also secured a $6.8 million PPP Loan, which was used in accordance with the program and for which forgiveness was obtained in the second quarter of 2021. Overall, these financing activities resulted in net cash inflow of approximately $16.3 million in 2020 (excluding $2.0 million of dividends to our shareholder). In March 2021, we were able to access additional credit by replacing the 2018 Credit Agreement with the 2021 Credit Agreement from a new syndicate of lenders. The 2021 Credit Agreement included a term loan of $110.0 million and a revolving credit facility with borrowing capacity of up to $40.0 million. Obagi recorded a loss on extinguishment of the 2018 Credit Agreement of $2.3 million to loss on extinguishment of debt in the accompanying condensed consolidated statement of operations and comprehensive (loss) income during the six months ended June 30, 2021, which consisted of expensing unamortized debt issuance costs. We do not anticipate the need for additional credit and are current with all scheduled payments on the term loan under the 2021 Credit Agreement.

We expect capital and operating expenditures to increase over the next several years as we expand our infrastructure, distribution channels and our commercialization, clinical trial, research and development and manufacturing activities. We believe that net cash provided by our operating activities and existing cash and cash equivalents, including access to credit facilities, will be sufficient to fund our operations for the foreseeable future. The outstanding balance under the 2021 Credit Agreement was settled upon the completion of the Business Combination, which occurred on July 27, 2022.

If our net cash provided by operating activities and existing cash and cash equivalents are not sufficient to fund our operations in the future, we may need to seek additional credit or raise additional funds, and we cannot be certain that such funds will be available to us on acceptable terms when needed, if at all. If we are required to seek additional credit, our ability to in-license new technologies, develop future products or expand our pipeline of products could all be negatively impacted, which would have an adverse effect on our ability to grow our business and remain competitive in our marketplace. Further, we may decide to raise additional proceeds by issuing equity securities or securities that are convertible into our equity. If we sell such securities, investors may be materially diluted as a result of such offerings. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, we may be required to relinquish potentially valuable rights to our future products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to expand our operations, develop new products, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements.

As of June 30, 2022, we had cash and cash equivalents of $6.7 million.

2021 Credit Agreement

In March 2021, we replaced the 2018 Credit Agreement with the 2021 Credit Agreement with a new syndicate of lenders, including TCW Asset Management Company LLC as administrative agent for the lenders. The 2021 Credit Agreement includes the 2021 Term Loan of $110.0 million and the 2021 Revolving Credit Facility with borrowing capacity of up to $40.0 million.

Both the 2021 Term Loan and the 2021 Revolving Credit Facility mature in March 2026. The 2021 Credit Agreement interest rate is calculated based on London Inter-Bank Offered Rate (“LIBOR”) plus applicable margin, as determined by our leverage ratios, and are subject to LIBOR succession provisions. If LIBOR becomes unavailable, the parties will establish an alternate index rate that gives due consideration to the then prevailing market convention for determining a rate of interest for leveraged syndicated loans in the United States. In connection with the issuance of the 2021 Credit Agreement, we incurred $6.4 million of debt issuance costs.

Obagi Global is a holding company with no material operations of its own that conducts substantially all of its activities through its wholly owned subsidiaries. Obagi Global has no cash and, as a result, all expenditures and obligations of Obagi Global are allocated to and paid by its subsidiaries. Obagi Cosmeceuticals, LLC is the borrower under the 2021 Credit Agreement and the since extinguished 2018 Credit Agreement. The 2021 Credit Agreement limits Obagi Global and its wholly owned subsidiaries’ ability to declare dividends or make other distributions. Due to these restrictions, substantially all of the net assets of Obagi Global’s subsidiaries are restricted. These restrictions have not and are not reasonably likely to have an impact on the ability of Obagi Global to meet its cash obligations. See Note 18 to our audited consolidated financial statements included in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022 for additional information.

As of June 30, 2022 and December 31, 2021, we had an unpaid principal amount of $107.8 million and 109.2 million, respectively, and unamortized debt issuance costs of $4.0 million and $3.9 million, respectively on the 2021 Term Loan. The interest rate on the 2021 Term Loan was 8.50% and there is no accrued interest as of June 30, 2022 or December 31, 2021. The outstanding balance under the 2021 Credit Agreement was settled upon the completion of the Business Combination, which occurred on July 27, 2022.

As of June 30, 2022, the current portion of the 2021 Term Loan and 2021 Revolving Credit Facility was $4.1 million and $21.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2021 Term Loan and 2021 Revolving Credit Facility was $1.1 million and $1.4 million, respectively. The interest rate on the outstanding balance is 8.50%.

As of December 31, 2021, the current portion of the 2021 Term Loan and 2021 Revolving Credit Facility was $2.8 million and $15.0 million, respectively. The current portion of the unamortized debt issuance costs on the 2021 Term Loan and 2021 Revolving Credit Facility was $0.9 million and $1.4 million, respectively. The interest rate on the outstanding balance was 8.50%.

The entire balance was settled upon the close of the business combination on July 27, 2022.

2018 Credit Agreement

In December 2018, we entered into the 2018 Credit Agreement with a syndicate of lenders, including Wells Fargo Bank, National Association as administrative agent for the lenders (the “Syndicate of Banks”). The 2018 Credit Agreement included the 2018 Term Loan of $90.0 million and the 2018 Revolving Credit Facility with borrowing capacity of up to $35.0 million. Both the 2018 Term Loan and the 2018 Revolving Credit Facility were due to mature in December 2023. In connection with the issuance of the 2018 Credit Agreement, we incurred $2.9 million of debt issuance costs. The 2018 Credit Agreement was secured by the assets of Obagi. Both the 2018 Term Loan and the 2018 Revolving Credit Facility carried an interest rate comprised of LIBOR plus applicable margin, as determined by the Company’s leverage ratios, and are subject to LIBOR succession provisions.

In December 2019, the 2018 Credit Agreement was amended to revise the definition of consolidated earnings before interest, taxes, depreciation, and amortization (“Consolidated EBITDA”) to allow for certain additional adjustments, in relation to the debt covenants.

In March 2020, an increase in the commitment on the 2018 Revolving Credit Facility was approved by the Syndicate of Banks for an additional $10.0 million, to $45.0 million.

In November 2020, the 2018 Credit Agreement was amended to waive the event of default, adjust the “Applicable Margin Rates”, and revise the maximum percentages allowed for the consolidated total leverage ratio (as defined in the 2018 Credit Agreement) as well as the minimum percentages allowed for the consolidated fixed charge coverage ratio (as defined in the 2018 Credit Agreement). In addition, the amendment revised the 2018 Credit Agreement to include minimum Consolidated EBITDA levels and minimum liquidity levels through the end of fiscal year 2021. Prior to this amendment, we had not satisfied our debt covenants, which would have represented a default under our 2018 Credit Agreement. However, subsequent to the amendment and as of the date of the financial statements, we were in compliance with all financial and non-financial debt and other contractual covenants.

As of December 31, 2020 and 2019, we had an unpaid principal amount of $71.6 million and $81.0 million, respectively, and unamortized debt issuance costs of $2.5 million and $2.3 million, respectively, on the 2018 Term Loan. The interest rate on the 2018 Term Loan was 5.50% and 5.30% as of December 31, 2020 and 2019, respectively.

As of December 31, 2020 and 2019, we had an outstanding balance of $39.0 million and $19.0 million on our 2018 Revolving Credit Facility, respectively. The 2018 Revolving Credit Facility had an interest rate of 5.50%.

PPP Loan

In May 2020, we received loan proceeds in the amount of $6.8 million under the PPP from MUFG Union Bank. The PPP Loan accrued interest at a rate of 1.00%. The loan and accrued interest were forgivable after eight or twenty-four weeks as long as the borrower used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities and maintained its payroll levels. We used the proceeds for purposes consistent with the PPP. In June 2021, we received approval from the Small Business Administration and MUFG Union Bank for forgiveness of the full amount of the PPP Loan, inclusive of accrued interest of $0.1 million. We recognized a gain on forgiveness of the PPP Loan of $6.8 million in the second quarter of 2021.

Consolidated Cash Flow Data

Comparison of Six Months Ended June 30, 2022 to Six Months Ended June 30, 2021

	Six Months Ended June 30,		Six Months Ended June 30, 2022 vs 2021
(in thousands, except percentages)	2022	2021	$ Change	% Change
Net cash (used in) provided by operating activities	$(8,754)	$10,528	$(19,282)	(183.1)%
Net cash used in investing activities	(1,181)	(870)	(311)	(35.7)%
Net cash provided by financing activities	3,883	6,962	(3,079)	44.2%

Cash Flows from Operating Activities

Net cash used in and provided by operating activities decreased by $19.3 million, or 183.1%, for the six months ended June 30, 2022 compared to the same period in 2021, primarily due to the following:

●	Lower net income of $15.9 million, primarily resulting from the impact of higher selling, general and administrative expenses due to increased marketing activities following the COVID-19 recovery in existing territories and expansion into new territories, as well as transaction costs related to the Business Combination;

●	An increase in inventory of $12.1 million to meet the higher forecasted sales in the Asia Pacific region for the remainder of fiscal year 2022; and

●	Decrease in operating activities was partially offset by a $6.8 million PPP loan forgiveness which occurred in the six months ended June 30, 2021.

Cash Flows from Investing Activities

Net cash used in investing activities increased by $0.3 million, or 35.7%, for the six months ended June 30, 2022 compared to the same period in 2021, which was attributable primarily to investments in computer software and website development costs.

Cash Flows from Financing Activities

Net cash provided by financing activities decreased $3.1 million, or 44.2%, for the six months ended June 30, 2022 compared to the same period in 2021, primarily due to a $124.0 million decrease in cash borrowed related to the 2021 Credit Agreement, which consists of the 2021 Term Loan and the 2021 Revolving Credit Facility. This decrease was partially offset by $120.2 million of reduced principal payments as a result of the repayment of the 2018 Term Loan and 2018 Revolving Credit Facility and payments of debt issuance costs related to the 2021 Credit Agreement and dividend of 0.8 million paid in 2021.

Comparison of the Years Ended December 31, 2021 and 2020

	Year Ended December 31, 2021 vs. 2020
(in thousands, except percentages)	2021	2020	$ Change	% Change
Net cash provided by (used in) operating activities	$5,070	$(7,251)	$12,321	(169.9)%
Net cash used in investing activities	(5,360)	(1,887)	(3,473)	184.0%
Net cash provided by financing activities	5,162	14,319	(9,157)	(63.9)%

Cash Flows from Operating Activities

Net cash provided by and used in operating activities increased by $12.3 million, or 169.9%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to the following:

-	Higher net income of $9.1 million resulting from the impact of higher revenues for the year ended December 31, 2021 due to the impact of partial economic recovery from COVID-19, sales of a newly launch skincare device, increased wholesale and international distributor revenue, and increased online sales;

-	Higher cash flows from changes in accounts payable, deferred income taxes, and other liabilities of $33.6 million as a result of the timing of payments; and these higher cash flows are partially offset by an:

o	Increase in inventory of $6.9 million to meet the higher forecasted sales for the fiscal year 2021; and

o	Increase in accounts receivable of $22.8 million due to new customers in China, increased sales, and timing of the payments received from customers.

Cash Flows from Investing Activities

Net cash used in investing activities increased by $3.5 million, or 184.0%, for the year ended December 31, 2021 compared to the same period in 2020, which was attributable primarily to our non-recourse, uncollateralized short-term promissory note of $2.5 million issued to us by a third party (see Note 4 to our consolidated financial statements included in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022 for more information) as well as increases in capital expenditures to build out our online sales capabilities to increase sales and reduce the impact caused by the closure of businesses due to COVID-19.

Cash Flows from Financing Activities

Net cash provided by financing activities decreased by $9.2 million, or 63.9%, for the year ended December 31, 2021 compared to the same period in 2020, primarily due to (a) the increases in repayments of our 2018 Revolving Credit Facility of $35.0 million; (b) repayment of the 2018 Term Loan of $63.1 million; (c) payment of debt issuance costs of $5.4 million for the 2021 Credit Agreement; and (d) decreased borrowings from the 2018 Revolving Credit Facility of $9.0 million and the PPP Loan of $6.8 million as a result of partial recovery from COVID-19 as discussed above. We are able to generate significant cash from our operating activities. This was partially offset by the 2021 Credit Agreement, which includes term loan proceeds of $110.0 million.

Comparison of the Years Ended December 31, 2020 and 2019

	Year Ended December 31,		2020 vs. 2019
(in thousands, except percentages)	2020	2019	$ Change	% Change
Net cash (used in) provided by operating activities	$(7,251)	$3,776	$(11,027)	(292.0)%
Net cash used in investing activities	(1,887)	(788)	(1,099)	(139.5)%
Net cash provided by (used in) financing activities	14,319	(6,814)	21,133	310.1%

Cash Flows from Operating Activities

Net cash used in and provided by operating activities increased by $11.0 million, or 292.0%, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to significantly lower cash related operating results of $15.0 million resulting from the impact of lower net revenues during the first three quarters of fiscal 2020 due to COVID-19 as our customers’ businesses were closed during the first half of 2020, and lower cash flows from changes in accounts payable, accrued expenses, and other liabilities of $11.7 million as a result of the timing of payments. This was partially offset by a decrease in inventory of $10.5 million resulting from lower sales because of the impact of COVID-19 on our business and decrease in accounts receivable due to the timing of payments received from the customers.

Cash Flows from Investing Activities

Net cash used in investing activities increased by $1.1 million, or 139.5%, for the year ended December 31, 2020 compared to the same period in 2019, which was attributable primarily to investments in our website to reduce the impact of COVID-19 by introducing online sales capabilities as well as investments in other equipment related to leasehold improvements and machinery.

Cash Flows from Financing Activities

Net cash provided by and used in financing activities increased $21.1 million, or 310.1%, for the year ended December 31, 2020 compared to the same period in 2019, primarily due to proceeds from the PPP Loan of $6.8 million and a decrease in payments to the 2018 Revolving Credit Facility of $34.0 million to meet our operational needs as a result of the impact of COVID-19. This was partially offset by the decrease in the borrowing from the 2018 Revolving Credit Facility of $18.0 million.

Critical accounting policies, significant judgments and use of estimates

The preparation of our audited annual and unaudited condensed interim consolidated financial statements and related notes requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We periodically review our estimates and make adjustments when facts and circumstances dictate. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our audited consolidated financial statements. We believe that our critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our audited consolidated financial statements. The critical accounting policies, judgments and estimates should be read in conjunction with our audited consolidated financial statements and the notes thereto and other disclosures, included in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022. For further information, see Note 2 to our audited consolidated financial statements included in Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022.

We believe the following critical accounting policies, estimates and assumptions may have a material impact on reported financial condition and operating performance and may involve significant levels of judgment to account for highly uncertain matters or are susceptible to significant change:

Revenue Recognition

We recognize revenue upon transfer of control of promised products to customers in an amount that reflects the consideration we expect to receive in exchange for those products. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to Governmental Authorities. We primarily recognize revenue from net product sales and royalty income. For the majority of sales, we transfer control, invoice the customer, and recognize revenue either once the delivery of the product has occurred or once the product has been picked up from the warehouse by the buyer’s shipping agent. We account for shipping and handling activities as a fulfillment activity instead of a performance obligation. As such, costs related to shipping and handling are included in selling, general and administrative expenses in the statements of operations and comprehensive loss (income). We recognize royalty revenue in connection with the Rohto licensing agreement at a point in time. Based on the licensing agreement, a customer contract with Rohto exists when Rohto sells licensed product to its customer.

Discounts, Allowances, Rebates, and Chargebacks

We offer discounts and other incentive allowances to customers. The transaction price of product sales includes estimates of these discounts and incentives as variable consideration. Product sales revenue is recognized net of provisions for estimated discounts and allowances, distribution fees, returns, and rebates. Provisions for discounts and allowances are estimated based on the most likely amount using contractual sales terms with customers and historical experience. Accruals for customer rebates are estimated based on the contractual terms and our current evaluation of our experience.

Services Provided by the Customer

Consideration payable to a customer for a distinct good or service is treated as a purchase for an amount up to the fair value of such distinct good or service. When consideration payable for distinct goods or services exceeds the fair value of services provided by the customer, we record those excess amounts as a reduction of the transaction price in the arrangement. Consideration payable to a customer for non-distinct services, such as distribution services including packing and shipping, customer service, returns processing and reporting, customer credit, invoicing, collection and chargeback services, is recorded as a reduction to the transaction price.

Goodwill

Goodwill is calculated as the excess of the cost of purchased businesses over the fair value of their underlying net assets. We assess goodwill at least annually as of September 30th for impairment, or more frequently, if certain events or circumstances warrant. We have only one goodwill reporting unit which we test for impairment at the reporting unit level. We identified our reporting unit by assessing whether the component of our reporting segment constitutes a business for which discrete financial information is available and management of the reporting unit regularly reviews the operating results of that component.

When quantitative impairment testing for goodwill is necessary, it is based upon the fair value of a reporting unit as compared to its carrying value. We make certain judgments and assumptions in allocating assets and liabilities to determine carrying values for our reporting units. The impairment loss recognized would be the difference between a reporting unit’s carrying value and fair value in an amount not to exceed the carrying value of the reporting unit’s goodwill.

Testing goodwill for impairment requires us to estimate fair values of reporting units using significant estimates and assumptions. The assumptions made will impact the outcome and ultimate results of the testing. We use industry accepted valuation models and set criteria that are reviewed and approved by various levels of management and, in certain instances, we engage independent third-party valuation specialists. To determine fair value of the reporting unit, we used a combination of the income and market approaches, when applicable. We believe the blended use of both models, when applicable, compensates for the inherent risk associated with either model if used on a stand-alone basis, and this combination is indicative of the factors a market participant would consider when performing a similar valuation.

Under the income approach, we determine fair value using a discounted cash flow method, projecting future cash flows of each reporting unit, as well as a terminal value, and discounting such cash flows at a rate of return that reflects the relative risk of the cash flows. Under the market approach, when applicable, we utilize information from comparable publicly traded companies with similar operating and investment characteristics as the reporting units, which creates valuation multiples that are applied to the operating performance of the reporting units being tested, to value the reporting unit.

The key estimates and factors used in these approaches include revenue growth rates and profit margins based on our internal forecasts, our specific weighted-average cost of capital used to discount future cash flows, and comparable market multiples for the industry segment, when applicable, as well as our historical operating trends. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a decline in actual and expected consumer consumption and demands, could result in changes to these assumptions and judgments. A revision of these assumptions could cause the fair values of the reporting units to fall below their respective carrying values, resulting in a non-cash impairment charge. Such charge could have a material effect on the Consolidated Statements of Operations and Balance Sheets.

There were no impairment charges recorded on goodwill during the years ended December 31, 2021, 2020, and 2019 or during the six months ended June 30, 2022 and 2021. As of June 30, 2022, we did not consider reporting units to be at risk for impairment as we have determined the fair value of our reporting units significantly exceeds the carrying value.

Stock-based compensation

Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is generally recognized on a straight-line basis over the requisite service period for all awards that vest. We estimate the fair value of employee stock-based payment awards subject to service and qualifying transaction conditions on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock.

We recognize compensation expense for awards with service and qualifying transaction conditions on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Compensation expense for employee stock-based awards whose vesting is subject to the fulﬁllment of both a service condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable. Immediately prior to the consummation of the Business Combination, the qualifying transaction event became “probable” and previously unrecognized stock-based compensation expense was recognized at the time of close based on the requisite service period through that date.

Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. Future stock-based compensation cost and unrecognized stock-based compensation will increase to the extent that we grant additional equity awards to employees, or we assume unvested equity awards in connection with acquisitions. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate any remaining unearned stock-based compensation cost or incur incremental cost.

The expected stock price volatility for common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in our industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The weighted-average expected term is determined based on the simplified method, which results in an expected term based on the midpoint between the vesting date and contractual term of an option. The simplified method was chosen because we have limited historical option exercise experience.

If factors change and we employ different assumptions, stock-based compensation cost on future awards may differ significantly. No stock-based compensation expense as been realized in current or prior periods.

Deferred Tax Assets (and Related Valuation Allowance)

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that deferred tax assets may be able to be recognized in the future in excess of their net recorded amount, the deferred tax asset valuation allowance would be adjusted, which would reduce the provision for income taxes. We record uncertain tax positions on the basis of a two-step process whereby (i) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

This requires management to make judgments and estimates regarding: (i) the timing and amount of the reversal of taxable temporary differences; (ii) expected future taxable income; and (iii) the impact of tax planning strategies. Future changes to tax rates would also impact the amounts of deferred tax assets and liabilities and could adversely affect our financial statements. A valuation allowance of $14.8 million and $14.3 million has been recorded as of June 30, 2022 and December 31, 2021, respectively. No valuation allowance has been recorded as of December 31, 2020 and 2019.

The valuation allowance will be reduced at such time as management believes it is more-likely-than-not that the deferred tax assets will be realized. The exact timing and amount of a valuation allowance release are subject to change on the basis of the future level of profitability and changes in tax law. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and have irrevocably elected to take advantage of the benefits of this extended transition period, which means that when a standard is issued or revised and has different application dates for public or private companies, we, for so long as we remain an emerging growth company, may adopt the new or revised standard at the time private companies are required to adopt the new or revised standard.

Following the consummation of the Business Combination, we expect to remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of the Waldencast initial public offering, (b) in which we have total annual revenue of at least $1,070.0 million, or (c) in which we are deemed to be a large accelerated filter, which means the market value of our common equity that is held by non-affiliates is equal to or exceeds $700.0 million as of the end of the prior fiscal year’s second fiscal quarter and our net sales for the year exceed $100.0 million; and (2) the date on which we have issued more than $1,000.0 million in non-convertible debt securities during the preceding, rolling three year period.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements and our interim unaudited condensed consolidated financial statements included elsewhere in this filing and Waldencast’s definitive proxy statement/final prospectus dated July 7, 2022, and filed with the SEC on July 7, 2022 for more information regarding recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in interest rates, foreign exchange and inflation.

Interest Rates

We have interest rate risk with respect to our indebtedness. As of June 30, 2022, we had an aggregate face value of $128.8 million of outstanding indebtedness all of which has variable interest rates. A one percent increase or decrease in the annual interest rate on our variable rate borrowings of $128.8 million would increase or decrease our annual cash interest expense by approximately $1.3 million.

Foreign Exchange Fluctuations

We transact business in multiple currencies worldwide, of which the most significant currency for the years ended December 31, 2021, 2020 and 2019, and for the six months ended June 30, 2022 and 2021 was the U.S. dollar. Our international revenue, as well as costs and expenses dominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. As of June 30, 2022, the effect of a hypothetical 10% change in foreign currency exchange rates would not be material to our financial condition or results of operations. To date, we have not entered into any hedging arrangements with respect to foreign currency risk. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations; however, we continue to monitor the effects of the global macroeconomic environment, including increasing inflationary pressures. Generally, we have been able to introduce new products at higher prices, increase prices on select products and implement other operating efficiencies to sufficiently offset cost increases.